UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2007

NTS MORTGAGE INCOME FUND
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-18550**	**61-1146077**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On June 8, 2007, NTS Mortgage Income Fund sent a notice to its shareholders regarding a mini-tender offer by MacKenzie Patterson Fuller, LP. A copy of the notice is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A

    (b)   Pro Forma Financial Information: N/A

    (c)   <u>Exhibits</u>:

                  99.1   Notice to Shareholders dated June 8, 2007

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: June 8, 2007

EXHIBIT 99.1

NOTICE TO SHAREHOLDERS DATED JUNE 8, 2007

June 8, 2007

Dear NTS Mortgage Income Fund Shareholder:

On June 4, 2007, we learned of another offer by MacKenzie Patterson Fuller, LP and its affiliates, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MP Value Fund 6, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Income Fund 23, LLC, and/or their assigns (collectively, "MacKenzie Patterson"), to purchase your shares in NTS Mortgage Income Fund (the "Company") for $7.00 per share in cash. This offer, known as a "mini-tender," is structured to avoid the filing, disclosure and procedural requirements designed to protect investors such as yourself. As management of the Company, we are responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. Although we believe that MacKenzie Patterson's offer fails to comply with certain procedural safeguards required by the Securities and Exchange Commission (the "SEC") for other tender offers, <u>we remain neutral on whether you should accept or reject MacKenzie Patterson's offer</u>. **We believe that each shareholder's decision on whether to tender shares to MacKenzie Patterson and, if so, how many shares to tender, is a personal investment decision that should be based upon each shareholder's particular circumstances and expectations. We believe that each shareholder should review MacKenzie Patterson's offer, consult its financial and tax advisors and make an independent determination on MacKenzie Patterson's offer using all available information.**

Despite remaining neutral as to whether you should accept or reject MacKenzie Patterson's offer to purchase your shares, we believe that MacKenzie Patterson has failed to provide you with the important procedural safeguards associated with tender offers for which filings are required by the SEC. Specifically, if you tender to MacKenzie Patterson, you will not be able to withdraw your shares. Under SEC rules applicable to tender offers, you would be able to withdraw at any time up until closing of the tender. Also, MacKenzie Patterson's offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if shareholders tender more interests than MacKenzie Patterson desires to purchase. Under SEC rules applicable to tender offers, MacKenzie Patterson would be required to accept tenders on a pro rata basis. Despite MacKenzie Patterson's belief that it will not reach the maximum amount of shares that it wishes to buy, you should be aware of the issue. Finally, MacKenzie Patterson's offer fails to adequately disclose important matters required under the SEC's guidelines. For example, MacKenzie Patterson fails to clearly summarize how it determined its offer price. MacKenzie Patterson indicates that it did not engage an independent party to evaluate or render any opinion with respect to the fairness of the purchase price it is offering.

Please note that we are not alleging that MacKenzie Patterson is being deceitful or manipulative by using the mini-tender offer as the means to buy shares in the Company. However, we object to MacKenzie Patterson's claim that we are "deceiving you" by advising you that a mini-tender does not provide you with certain protections that other tender offers allow. The SEC has pursued a significant number of enforcement actions against companies employing mini-tender offers. Although we are not aware of any prior or existing enforcement actions against MacKenzie Patterson, the investor safeguards that exist in fully registered tender offers are there for your protection. We believe that it is important for you to consider this information in making a decision with respect to accepting MacKenzie Patterson's offer.

We also want to clarify with you that, despite MacKenzie Patterson's claims, the Company does not charge a $75 transfer fee. Our transfer agent charges this fee, which is beyond our control.

MacKenzie Patterson states in the "Assignment Form" included with its mini-tender offer that MacKenzie Patterson will obtain a Medallion Signature Guarantee for you. We believe that any Medallion Signature Guarantee obtained in this manner is improper and invalid. Medallion Signature Guarantees are governed by the Uniform Commercial Code. Pursuant to the relevant section of the Uniform Commercial Code, any person guaranteeing a signature warrants that, at the time of signing: (1) the signature was genuine; (2) the signatory was an appropriate person to sign; and (3) the signatory had legal capacity to sign. As a result, we believe that any Medallion Signature Guarantee must be obtained in person at the time of the signing. We do not believe that a "guarantor" of a signature could warrant any of the foregoing without actually witnessing the signing and meeting the signatory.

Importantly, please note that MacKenzie Patterson's "Assignment Form" included with the tender offer contains qualifications and contingencies that you should carefully read before you make any decision. You should also consult a publication of the U.S. Securities and Exchange Commission entitled "Mini-Tender Offers: Tips for Investors," which is available on the SEC's website at www.sec.gov/investor/pubs/minitend.htm. If you decide to tender and MacKenzie Patterson accepts, we will only accept a request for a transfer as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with our bylaws.

Forward Looking Information

This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by NTS Mortgage Income Fund with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information,
please call 800-928-1492, extension 544.

Sincerely,



Gregory A. Wells
Chief Financial Officer
NTS Mortgage Income Fund